Mail Stop 4720

November 23, 2009

Mr. Brian A. Markison
Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620

> **Re:** **King Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Schedule 14A filed April 23, 2009**
> **File No. 001-15875**

Dear Mr. Markison:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director